SCALA MINERALS, INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada, V6B 2V2


August 9, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Susann Reilly

Dear Sirs:

Re: Scala Minerals, Inc. - Registration Statement on Form SB-2 Amendment No. 4 - File No. 333-121613

Further to your letter dated July 15, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Plan of Distribution
--------------------

1. Please disclose in greater detail what price the market makers will pay to the selling shareholders and at what price the broker-dealers and market makers will sell the shares. Also, clarify, in the prospectus, the following disclosure: "If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us."

         We have indicated that the market makers will pay $0.20 per share to the selling shareholders for the duration of the offering. Likewise, broker-dealers and market makers who may acquire shares of the company will sell their shares for $0.20 for the duration of the offering as you stipulated in comment 1 of your letter dated May 11, 2005.

         We have removed the noted disclosure regarding partners, as none of our selling shareholders are broker-dealers or market makers who may have partners.

Financial Statements
--------------------

2. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

         We have included a currently dated consent of our independent public accountant with our amended registration statement.

         Yours truly,

         /s/ Elena Krioukova

         Scala Minerals, Inc.
         Elena Krioukova, President